Exhibit 99.1

Toro Corp. Announces Shareholder Election Results and Payment of Special Dividend

Limassol, Cyprus, January 16, 2026 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), a global energy transportation provider today announces the results of shareholder elections relating to its special dividend declared by its Board of Directors on December 5, 2025. The dividend of $1.75 per common share consists of either cash or the Company’s common shares and was paid on January 16, 2026, to shareholders of record as of December 16, 2025.

As previously announced, Nasdaq advised the Company that its common shares would trade with due bills, representing an assignment of the right to receive the special dividend in cash, from the record date of December 16, 2025, through the closing of trading on Nasdaq on January 16, 2026, which was the Dividend Payment Date and the last day of trading before the January 20, 2026, ex-dividend date.

Based on shareholder elections, the dividend was paid in the form of approximately $9.3 million in cash and 7,378,575 shares of the Company’s common stock. The number of common shares included for the common share dividend election was calculated based on the 20-day volume weighted average of the trading prices of the Company's common shares on the Nasdaq Stock Market through December 4, 2025, or $3.8386 per share.

If your shares are held through a bank, broker or nominee, and you have questions regarding the dividend, please contact such bank, broker or nominee. If you are a registered shareholder and you have questions regarding the dividend, you may call the election agent for the dividend, Broadridge Corporate Issuer Solutions, LLC, at (888) 789-8409.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises two LPG carriers and two MR tanker vessels, transporting petrochemical gases and refined petroleum products worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com